NOBLE MIDSTREAM PARTNERS LP

1001 Noble Energy Way

Houston, Texas 77070

January 29, 2020

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Noble Midstream Partners LP
Registration Statement on Form S-3
File No. 333-235652

Ladies and Gentlemen:

On behalf of Noble Midstream Partners LP, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:30 p.m., Washington, D.C. time, on January 31, 2020, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission

January 29, 2020

Very truly yours,

NOBLE MIDSTREAM PARTNERS LP

By:	/s/ Thomas W. Christensen
Name:	Thomas W. Christensen
Title:	Chief Financial Officer

cc:	Ramey Layne, Esq.